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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Month Ended                     Commission file number
                  November 30, 2003                       0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                               Form  40-F
                            -----                                  -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                       No   X
                        -----                                   -----


         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 6


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               Sand Technology Inc. (the "Company") incorporates this Form 6-K
               Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

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[LOGO]
                                     MEDIA:               INVESTOR RELATIONS:
                                     Robert Thompson,
                                     Sand Technology      de Jong & Associates,
                                     pr@sand.com          sndt@dejong.org
                                     -----------
                                     +(1) 401/862-3538    +(1) 760/943-9065

 PRESS RELEASE

               SAND ANNOUNCES YEAR-END AND FOURTH QUARTER RESULTS
                     ANNUAL REVENUE UP 128 % OVER LAST YEAR


MONTREAL, NOVEMBER 12TH, 2003: SAND(TM) Technology Inc. (NASDAQ: SNDT) today reported revenues for the twelve months to July 31, 2003 of $ 31,682,536 up 128% from the same period last year and earnings of $0.74 per share compared to a loss last year of ($ 1.12) per share on sales of $13,922,077. For the quarter ended July 31, 2003, revenues amounted to $7,150,999 up 222% from sales of $2,221,891 in the fourth quarter of last year and earnings of $0.78 per share compared to a loss of ($0.48) for the same quarter last year. All figures are in Canadian dollars and include revenues and expenses from the ClarityBlue subsidiary before its disposal at the end of the fourth quarter. The recognized gain from the sale of ClarityBlue, which amounts to $11,757,280, takes into account the value of the net assets disposed as well as the related disposal costs.

 "Revenue growth related to software product sales was an important contributor to the growth for the year," notes Arthur Ritchie, President and Chief Executive Officer of SAND. " Setting aside the gain associated with the sale of ClarityBlue, operating results substantially improves on a year over year basis resulting in a reduction of our loss from operations by 88%. In addition the company consolidated our relationship with strategic solutions providers and added significant new reference customers over the year. This, in combination with the enhanced product functionality in a new 3.1 release of the SAND Analytic Server will have significant impact on our business going forward."

Continued Ritchie, "We are cautiously optimistic that the market for enterprise software, which has been soft the last two years, is turning the corner and that organizations will look to information productivity vendors such as SAND to help them deliver new levels of efficiency and competitiveness in 2004 and beyond."

A conference call hosted by Mr. Ritchie will be held on Monday, November 17, 2003 at 4:00 p.m. (eastern standard time) to discuss SAND's financial results. Investors and other interested parties may participate in the conference call by dialling (416) 695-9747.

For those who cannot participate in the live call, a replay of the conference will be available at www.sand.com after 7:00 p.m. on the day of the conference and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.


ABOUT SAND TECHNOLOGY (TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com
                            ------------
--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ

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materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of the SAND Nucleus Product Suite are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.


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SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2003 AND 2002

         IN CANADIAN DOLLARS

                                                                        FOR THE YEARS ENDED JULY 31
                                                       --------------------------------------------------------------


                                                                    2003                           2002
                                                                    ----                           ----
Net Sales                                                       $31,682,536                    $13,922,077

Cost of Sales and Product Support                              ($12,510,215)                   ($6,473,974)

Research and Development Costs                                  ($3,310,709)                   ($4,887,581)

Amortization of capital assets and acquired technology          ($1,076,825)                   ($1,504,987)

Selling, general and administrative expenses                   ($16,581,789)                  ($16,033,249)

(Loss) from operations                                          ($1,797,002)                  ($14,977,714)

Other Income (including gain on sale of subsidiary)             $11,772,219                      $165,713

(Loss) before income tax                                         $9,975,217                   ($14,812,001)

Income taxes                                                     ($182,136)                        ----

Net Income (Loss) earnings                                       $9,793,081                   ($14,812,001)

Earnings (Loss) per share                                          $0.74                         ($1.12)

Weighted average number of shares                                13,189,124                     13,186,194
outstanding

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                              SAND TECHNOLOGY INC.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SAND TECHNOLOGY INC.



November 12, 2003                               /s/ Arthur Ritchie
                                                --------------------------------
                                                Arthur Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer





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